SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO DISTRIBUTE €398M AER LINGUS PROCEEDS TO SHAREHOLDERS

BOARD APPROVES 'B' SHARE PROGRAMME (SUBJECT TO EGM APPROVAL)

Ryanair, Europe's favourite airline, held its AGM in Dublin this morning (24 Sep 2015), during which the airline briefed shareholders on the continuing success of its "Always Getting Better" (AGB) customer experience programme, which has enabled Ryanair to raise its full year traffic forecast (previously 103m) to 104m customers, and its profit guidance by 25%, (previously €970m) to €1.2bn.

Ryanair briefed shareholders on further AGB improvements later this year, including new primary airports in Amsterdam, Cologne, and Copenhagen, a new personalised website with advanced features ('hold the fare'), an improved mobile app, new cabin interiors, crew uniforms and improved inflight menus.

Ryanair's AGM also heard of plans to distribute the proceeds (€398m) from the sale of Ryanair's 29.8% stake in Aer Lingus, to its shareholders via a 'B' Share programme which will be concluded, subject to EGM approval, before December. This will bring the total funds returned by Ryanair to shareholders this year to €800m and in excess of €3.3bn since 2008.

Ryanair Chairman David Bonderman said:

"During our 30th year, Ryanair will grow traffic by over 13m to 104m customers. It is clear that consumers all over Europe are delighted by, and switching to our "AGB" customer experience programme, our industry leading punctuality and our unbeatable low fares. Ryanair's combination of low fares and AGB service continues to deliver for our customers, our people and our shareholders.

Following the sale of our 29.8% stake in Aer Lingus, the Board intends to distribute the €398m proceeds to shareholders by way of a 'B' share programme.  We expect this programme will be completed - subject  to EGM approval - before the end of the calendar year. When completed we will have returned €800m to shareholders this year, and over €3.3bn over the last 7 years, in addition to more than doubling our share price over the last 18 months."

ENDS

For further information
please contact:         Robin Kiely                            Joe Carmody
                                    Ryanair Ltd                            Edelman Ireland
                                    Tel: +353-1-9451949              Tel: +353-1-6789 333
                                    press@ryanair.com               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 24 September 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary